UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐          No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐          No  ☐

EXPLANATORY NOTE

Equity Purchase Agreement.

On June 20, 2022, Global-E Online Ltd., an Israeli limited liability company (the “Company”), and its wholly owned subsidiaries Global-e UK Ltd., an English private limited company (“GLBEUK”) and Global-e US Inc., a Delaware corporation (“GLBEUS” and, together with GLBEUK, the “Purchasers”), entered into an Equity Purchase Agreement (the “Purchase Agreement”) with Pitney Bowes International Holdings, Inc., a Delaware Corporation (“PBIH”), and Pitney Bowes Holdings Limited, an English private limited company (“PBUK” and, together with PBIH, the “Sellers”), wholly owned subsidiaries of Pitney Bowes Inc., pursuant to which the Sellers have agreed to sell their Borderfree cross-border ecommerce solutions business (the “Business”) to the Purchasers for $100,000,000 in cash consideration, subject to certain adjustments.

The consummation of the transactions contemplated by the Purchase Agreement is subject to customary conditions.

The Purchase Agreement contains provisions giving both the Sellers and the Purchasers rights to terminate the Purchase Agreement under specified circumstances, including if the closing has not occurred on or before August 20, 2022, subject to the terms and conditions of the Purchase Agreement.

The Purchase Agreement includes customary representations, warranties and covenants of the Sellers, the Purchasers and GLBE.

Press Release.
On June 21, 2022, the Company issued a press release titled “Global-e to Acquire Borderfree Cross-Border ecommerce Service from Pitney Bowes”. A copy of the press release is furnished as Exhibit 99.1 herewith.

Forward Looking Statements.
Certain statements in this Form 6-K may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning the consummation of the transactions contemplated by the Purchase Agreement and the costs and benefits associated with the purchase of the Business, are based on current expectations and assumptions that are subject to risks and uncertainties and actual results could differ materially. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements but are not the exclusive means for identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. You should understand that a number of factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements such as the failure to consummate the transactions contemplated by the Purchase Agreement; failure to satisfy closing conditions to the Purchase Agreement; failure to realize the synergies or benefits of the transactions contemplated by the Purchase Agreement; and other important factors set forth under “Risk Factors” in our annual report of Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 28, 2022 and other documents filed with or furnished to the SEC. Other than as may be required by applicable laws, the Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements.

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EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated June 21, 2022 titled “Global-e to Acquire Borderfree Cross-Border ecommerce Service from Pitney Bowes”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Amir Schlachet
Name:	Amir Schlachet
Title:	Chief Executive Officer

Date: June 21, 2022

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